The information in this prospectus supplement is not complete and may change. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 31, 2006

Preliminary Prospectus Supplement	Filed Pursuant to Rule 424(b)(5)

(To Prospectus dated June 6, 2006)	Registration No. 333-134787
900,000 Shares
Common Stock

        We are offering 900,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “GBCI.” The last reported sale price of our common stock on the Nasdaq National Market, on July 28, 2006, was $31.00 per share.
       Investing in our common stock involves risks. Before buying any shares you should carefully read the discussion of material risks in investing in our common stock in “Risk Factors” beginning on page S-7 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We have granted the underwriter a 30-day option to purchase up to an additional 100,000 shares of common stock to cover over-allotments.
      The underwriter expects to deliver the shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on August      , 2006.
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price Per Share(1)	Offering Price(1)	Fee(2)

Common Stock, par value $0.01 per share	1,000,000	$29.98	$29,980,000.00	$3,207.86

(1)	Estimated solely for the purpose of calculating the amount of the registration fee. Pursuant to Rule 457(c), the price per share is estimated to be $29.98 based upon the average of the high ($30.45) and the low ($29.51) trading price of the common stock of the Company as reported on the Nasdaq National Market on July 27, 2006.

(2)	Paid pursuant to Rules 456(b) and 457(r).
D.A. Davidson & Co.
                    , 2006

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and D.A. Davidson & Co., as underwriter, has not, authorized anyone to provide you with different information. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the Securities and Exchange Commission. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference. Unless we state otherwise or the context indicates otherwise, references to “Glacier,” “we,” “us,” “our” and “the Company” in this prospectus supplement and the accompanying prospectus refer to Glacier Bancorp, Inc. and its subsidiaries.
OUR COMPANY
      Glacier Bancorp, Inc., headquartered in Kalispell, Montana, is a regional multi-bank holding company providing commercial banking services from 74 banking offices located in Montana, Idaho, Wyoming, Utah and Washington. We offer a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. We serve individuals, small to medium-sized businesses, community organizations and public entities.
      We conduct our banking operations through nine wholly-owned subsidiary commercial banks: Glacier Bank; Mountain West Bank; First Security Bank of Missoula; Western Security Bank; 1st National Bank — West; Big Sky Western Bank; Valley Bank of Helena; Glacier Bank of Whitefish; and Citizens Community Bank. Our subsidiary banks are principally governed and managed within the markets they serve, with local decision-making for lending activities, loan and deposit pricing, product selection, staffing, advertising, and community development activities. These customer-related activities are then supported by companywide resources and services that include capital, information technology, operational and regulatory support, investment management, and sharing of best practices. We believe this business model enables us to best serve our customers by combining the benefits of local market knowledge, relationships, and responsiveness with the resources and support of a multi-billion dollar banking organization.
      As of June 30, 2006, we had total assets of approximately $3.9 billion, total net loans receivable and loans held for sale of approximately $2.7 billion, total deposits of approximately $2.7 billion and approximately $352.8 million in shareholders’ equity. Our common stock trades on the Nasdaq National Market under the symbol “GBCI.”
      Our principal offices are located at 49 Commons Loop, Kalispell, Montana 59901, and our telephone number is (406) 756-4200. We are a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004.
RECENT DEVELOPMENTS
Announced Acquisitions
      Our business strategy and corporate philosophy to date has been to profitably grow our business through a combination of internal growth and selective acquisitions. Consistent with this philosophy and our history, in the second quarter of 2006 we announced that we had entered into definitive agreements to acquire two financial institutions, Citizens Development Company and First National Bank of Morgan.

Acquisition of Citizens Development Company
      On April 21, 2006, we announced the signing of a definitive agreement to acquire Citizens Development Company in a transaction valued at approximately $77 million. Citizens is a Billings, Montana-based bank holding company that owns five community banks located throughout Montana, with principal banking offices in Billings, Lewiston, Hamilton, Columbia Falls and Chinook. At March 31, 2006, Citizens had total assets of $408 million, net loans of $283 million, total deposits of $360 million, and stockholders’ equity of $35 million.
      Under the terms of the merger agreement, we will pay Citizens’ shareholders total consideration of $77 million, plus the earnings of Citizens from July 1, 2006 until closing. The consideration will be paid 60% in cash and 40% in registered shares of our common stock. The boards of directors of Glacier and Citizens unanimously approved the merger, and on June 28, 2006, the shareholders of Citizens approved the merger. Consummation of the merger is subject to bank regulatory approval, which is anticipated to be received prior to September 1, 2006.
      Following completion of the merger, the Citizens banks will remain as separately chartered banking subsidiaries of Glacier, pending their anticipated consolidation into our existing Montana banks in early 2007. The acquisition of the Citizens banks will strengthen our presence in three of Montana’s strongest markets — Billings, the Flathead Valley, and the Bitterroot Valley, while expanding our operations in central Montana. Moreover, we expect the merger to be immediately accretive to our earnings per share.

Acquisition of First National Bank of Morgan
      On May 31, 2006, we announced the signing of a definitive agreement to acquire First National Bank of Morgan in a transaction valued at approximately $20 million. First National Bank of Morgan is a national banking association with its main office in Morgan, Utah and one branch office in Mountain Green, Utah. At March 31, 2006, First National Bank of Morgan had total assets of $71 million, net loans of $43 million, total deposits of $61 million, and stockholders’ equity of $9 million.
      Under the terms of the merger agreement, we will pay First National Bank of Morgan shareholders total consideration of $20 million, paid 50% in cash and 50% in registered shares of our common stock. The transaction is subject to regulatory approval and other customary conditions to closing, including the approval by First National Bank of Morgan’s shareholders.
      Following completion of the merger, First National Bank of Morgan will operate as a separately chartered national banking subsidiary of Glacier. The acquisition of First National Bank of Morgan will be our first whole-bank acquisition in Utah, and will represent our first Utah charter, expanding our focused community bank strategy in Utah and complementing our two existing Utah branches.
Results for Second Quarter of 2006
      On July 27, 2006, we announced our financial results for the six months ended June 30, 2006. We reported net income for the six months ended June 30, 2006 of $28.3 million compared to $24.6 million for the six months ended June 30, 2005, an increase of 15.0%. At June 30, 2006, our total assets were approximately $3.9 billion, an increase of 10.8% over our total assets at June 30, 2005. Our total loans were approximately $2.7 billion at June 30, 2006, an increase of 25.4% over our total loans at June 30, 2005, and our total deposits were approximately $2.7 billion at June 30, 2006, an increase of 22% over our total deposits at June 30, 2005. Total shareholders’ equity at June 30, 2006, was approximately $352.8 million, an increase of 18.5% over total shareholders’ equity at June 30, 2005. See “Selected Historical Financial Information” below.
Proposed Issuance of Trust Preferred Securities
      We have recently entered into an agreement to issue and sell $30 million of cumulative trust preferred securities and to issue related junior subordinated debentures. We anticipate that this transaction will close on August 22, 2006. We intend to use substantially all of the proceeds of the issuance of the trust preferred securities to fund the cash portion of our acquisition of First National Bank of Morgan, and some of the cash portion of our acquisition of Citizens Development Company, with any remaining proceeds to be used for general working capital purposes.
      Following the issuance of the trust preferred securities described above, we will have issued and outstanding, through subsidiary special purpose trusts, a total of $115 million of trust preferred securities.
THE OFFERING

Common stock we are offering	900,000 shares

Common stock to be outstanding after this offering	33,355,346 shares

Net proceeds	The net proceeds of the offering will be approximately $ without the underwriters’ over-allotment option, assuming an offering price of $ per share.

Use of Proceeds	We intend to use the net proceeds from this offering to fund a portion of the cash merger consideration payable by us in connection with our proposed acquisition of Citizens Development Company and its subsidiary banks. See “Use of Proceeds.”

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-7 of this prospectus supplement, and additional risks described in the documents we incorporate by reference, before investing in our common stock.

Nasdaq National Market Symbol	“GBCI”
      The number of our shares to be outstanding after the offering is based on 32,455,346 shares outstanding as of July 26, 2006. Unless we specifically state otherwise, the information contained in this prospectus supplement:

•	is based on the assumption that the underwriter will not exercise the over-allotment option granted to it by us;

•	excludes 2,014,656 shares of common stock issuable upon exercise of outstanding stock options as of July 26, 2006, with a weighted average exercise price of $23.07 per share; and

•	excludes 3,146,274 additional shares available for issuance as of July 26, 2006 under our 2005 Stock Incentive Plan and 1994 Director Stock Option Plan.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following selected financial information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from audited consolidated financial statements of Glacier. The financial information of and for the six months ended June 30, 2006 and 2005 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”
GLACIER BANCORP, INC. AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION
($ in thousands, except per share data)

	At or for the
	Six Months Ended
	June 30		At or for the Fiscal Years Ended December 31

	2006	2005	2005	2004	2003	2002	2001

	(Unaudited)
Summary of Operations
Interest income	$115,885	$87,052	$189,985	$147,285	$130,830	$133,989	$137,920
Interest expense	41,951	26,509	59,978	39,892	38,478	47,522	65,546

Net interest income	73,934	60,543	130,007	107,393	92,352	86,467	72,374
Provision for loan losses	2,520	3,042	6,023	4,195	3,809	5,745	4,525

Net interest income after provision for loan losses	71,414	57,501	123,984	103,198	88,543	80,722	67,849
Noninterest income	24,054	20,621	44,626	34,565	33,562	25,917	23,251
Noninterest expenses	52,777	41,550	90,926	72,133	65,944	57,813	57,385

Pre-tax net income	42,691	36,572	77,684	65,630	56,161	48,826	33,715
Taxes	14,396	11,962	25,311	21,014	18,153	16,424	12,026

Net income	$28,295	$24,610	$52,373	$44,616	$38,008	$32,402	$21,689

Basic earnings per share	$0.87	$0.79	$1.67	$1.46	$1.26	$1.10	$0.80
Diluted earnings per share	$0.86	$0.78	$1.64	$1.43	$1.24	$1.08	$0.78
Cash dividends per share	$0.32	$0.29	$0.60	$0.54	$0.48	$0.39	$0.35
Statement of Financial Condition:
Total assets	$3,913,382	$3,531,935	$3,706,344	$3,010,737	$2,739,633	$2,281,344	$2,085,747
Net loans receivable and LHFS	2,660,850	2,122,198	2,397,187	1,701,805	1,430,365	1,300,653	1,322,327
Total deposits	2,692,769	2,207,855	2,534,712	1,729,708	1,597,625	1,459,923	1,446,064
Total borrowings	749,372	904,858	719,413	900,148	842,280	544,953	399,880
Shareholder’s equity	352,830	297,759	333,239	270,184	237,839	212,249	176,983
Book value per share	$10.88	$9.53	$10.36	$8.80	$7.86	$7.14	$6.11

	At or for the
	Six Months Ended
	June 30			At or for the Fiscal Years Ended December 31

	2006	2005		2005	2004	2003	2002	2001

	(Unaudited)
Key Operating Ratios:
Return on average assets	1.50%	1.51	%(1)	1.52%	1.54%	1.53%	1.50%	1.10%
Return on average shareholders’ equity	16.51%	17.56	%(1)	17.62%	17.61%	16.82%	16.57%	13.49%
Average equity to average assets	9.08%	8.60%		8.61%	8.75%	9.10%	9.08%	8.26%
Net interest margin(2)	4.36%	4.14%		4.20%	4.15%	4.20%	4.51%	4.08%
Efficiency ratio(3)	53.86%	51.2%		52.07%	50.8%	52.4%	51.4%	60.0%
Non-performing assets to total assets	0.23%	0.23%		0.26%	0.32%	0.48%	0.51%	0.53%
Dividend payout ratio	36.78%	36.71%		35.93%	37.36%	38.07%	35.45%	43.48%

(1)	Annualized.

(2)	Calculated on a tax equivalent basis.

(3)	Noninterest expenses divided by the sum of net interest income and noninterest income.

RISK FACTORS
      Before you invest in our common stock, you should be aware that there are various risks, including those described below that could affect the value of your investment in the future. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider these risk factors together with all of the risk factors and other information included or incorporated by reference in this prospectus supplement, before you decide whether to purchase shares of our common stock.
Risks Associated with Our Business

Fluctuating interest rates can adversely affect our profitability.
      Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest we earn on loans, securities and other interest-earning assets and the interest we pay on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We cannot assure you that we can minimize our interest rate risk. In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business and prospects.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.
      We maintain an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in our loan portfolio. At any time, there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions to the allowance may be required based on changes in the composition of the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. If these regulatory agencies require us to increase the allowance for loan losses, it would have a negative effect on our results of operations and financial condition.

Our loan portfolio mix and concentrated market areas could result in increased credit risk in an economic downturn.
      Our loan portfolio contains a high percentage of commercial, commercial real estate, construction, and real estate development loans in relation to our total loans and total assets. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. The Federal Deposit Insurance Corporation recently issued a pronouncement alerting banks to their concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because our loan portfolio contains a significant number of commercial loans and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans; an increase in our provision for loan losses; or an increase in loan charge-offs, any of which could have an adverse impact on our results of operations and financial condition.

      We are susceptible to deteriorating economic conditions generally and, in particular, to the economic conditions in the Pacific Northwest and Intermountain regions. The markets we serve are largely dependent on construction, tourism, real estate development, government spending, health care, agriculture, mining, and energy development. Slowdowns or declines in these industries could adversely affect our asset quality, results of operations, and financial condition.

Competition in our market area may limit our future success.
      Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in our market area. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation and restriction as we are. Some of our competitors have greater financial resources than we do. If we are unable to effectively compete in our market area, our financial condition and results of operations could be adversely affected.

Our pending bank acquisitions may be more difficult or costly than we anticipate.
      As described under “Recent Developments” above, we have announced the signing of definitive agreements to acquire two financial institutions, in separate transactions. It is possible that integrating the operations of either or both of these financial institutions could result in the loss of key employees, or customers, or the disruption of the ongoing businesses, of these financial institutions. Any such events may adversely affect our ability to achieve the anticipated benefits of the acquisitions. Additionally, although we believe that we have reasonably estimated the costs of integrating the operations of these financial institutions, it is possible that unanticipated transaction costs or future operating expenses could have an adverse effect on our financial condition and results of operations after the acquisitions.

We may not be able to successfully maintain and manage continued growth.
      We have grown our business through a combination of internal growth and the completion of numerous bank acquisitions. We cannot be certain of our ability to manage expanded banking operations and increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact our efficiency ratio, earnings and shareholder return. Increases in operating expenses or non-performing assets may have an adverse impact on our earnings and the value of our common stock.

We may be unable to recruit and retain qualified employees.
      Our continued growth will be dependent in part on our ability to recruit and retain qualified and motivated employees. We expect to experience substantial competition in our efforts to hire experienced banking professionals, particularly in the commercial lending area. Our inability to recruit and retain qualified employees could impair our ability to grow, create compliance or operational challenges, and adversely impact our financial condition and results of operations.

Our business would be harmed if we lost the services of any of our senior management team.
      We believe our success to date has been substantially dependent on our senior management team, including our Chief Executive Officer, our Chief Financial Officer, and the Presidents of our subsidiary banks. The loss of any of these persons could have an adverse affect on our business and future growth prospects.

We may grow through future acquisitions, which could, in some circumstances, adversely affect our net income.
      We anticipate engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with our acquisition strategy that could adversely impact net income. These risks include, among other things, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions.
      In the future, we may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Aside from the proposed acquisitions described under “Recent Developments” above, we do not currently have any definitive understandings or agreements for any acquisitions that involve the issuance of our capital stock. However, as noted above, we anticipate that we will continue to expand through acquisitions in the future.

We cannot provide any assurance that we will receive the approvals necessary to complete our pending acquisitions.
      As described under “Recent Developments” above, we have entered into definitive agreements for the acquisitions of two financial institutions: Citizens Development Company and First National Bank of Morgan. Both acquisitions must be approved by applicable regulatory authorities and, in the case of the First National Bank of Morgan acquisition, by its shareholders. We cannot assure you that the required regulatory and shareholder approvals will be obtained. If we do not obtain the necessary approvals, we will not be able to complete the acquisitions.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.
      We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.
Risks Associated with this Offering and Our Common Stock

The market price of our common stock may decline after the offering.
      The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. The same may be true with respect to the shares of common stock that we anticipate issuing in the acquisitions described elsewhere in this prospectus supplement. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in this offering.
      As described under “Use of Proceeds,” we intend to use the net proceeds of this offering to fund a portion of the cash merger consideration payable by us in connection with the acquisition of Citizens Development Company and its subsidiary financial institutions. The consummation of this offering, which is not a condition to the consummation of the Citizens Development Company transaction, will occur prior to the closing of the Citizens Development Company transaction. In the unanticipated event that the Citizens

Development Company acquisition does not occur for any reason, we will use the net proceeds of this offering for general corporate purposes. Investing the proceeds of this offering in securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potential adversely impacting shareholder returns, including earning per share, return on assets and return on equity.

We have various anti-takeover measures that could impede a takeover.
      Our articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include a “staggered board,” whereby only one-third of the members of our board of directors are elected in any particular year, and a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by at least 80% of the voting power of the then-outstanding shares, unless it is either approved by the board of directors or certain price and procedural requirements are satisfied. In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier. These provisions may have the effect of lengthening the time required for a person to acquire control of Glacier though a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

Our trust preferred securities have a priority right to payment of dividends.
      We have periodically supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying debt. Trust preferred securities have a priority right to distributions and payment over the common stock. At June 30, 2006, we had trust preferred securities and accompanying debt totaling $85 million, and as discussed above under “Recent Developments,” we intend to issue an additional $30 million of trust preferred securities in the near future.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limit to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins and adversely affect net interest income;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	our ability to successfully integrate, manage and profitably operate entities that we have acquired or will acquire;

•	our ability to obtain applicable regulatory and shareholder approvals necessary to complete our pending acquisitions and the ability to consummate those pending acquisitions;

•	our ability to complete the anticipated issuance of trust preferred securities described in this prospectus supplement;

•	legislative or regulatory changes that adversely affect our business;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	the risk of an economic slowdown adversely affecting credit quality and loan originations;

•	costs and effects of litigation and unexpected or adverse outcomes in such litigation; and

•	our success in managing risks involved in the foregoing.
      Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above and in our reports filed with the Securities and Exchange Commission.
USE OF PROCEEDS
      We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commission and estimated offering expenses payable by us, will be approximately $          , or approximately $          if the underwriter exercises its over-allotment option in full.
      We intend to use the net proceeds of the offering to fund a portion of the cash merger consideration that we will pay to shareholders of Citizens Development Company in connection with the closing of the Citizens acquisition described under “Recent Developments” above. We anticipate that the total cash payable to Citizens Development Company shareholders in the merger will be approximately $46.5 million. We intend to fund the remaining portion of the cash merger consideration in the Citizens acquisition with the proceeds of the issuance of the trust preferred securities described above under “Recent Developments.”
      In the unanticipated event that the acquisition of Citizens Development Company does not occur for any reason, the proceeds of the offering will be available for contribution to the capital of our subsidiary banks, for use in our lending and investment activities, for branch expansion and for general corporate purposes. We may also use a portion of the proceeds in connection with acquisitions of other institutions or for investment activities that are permitted for bank holding companies. In the event that the acquisition of Citizens Development Company does not occur, pending allocation to specific uses, we intend to invest the proceeds in investment grade securities.
UNDERWRITING
      We are offering the shares of common stock described in this prospectus supplement through D.A. Davidson & Co. We have entered into a firm commitment underwriting agreement with D.A. Davidson & Co. pursuant to which we have agreed to sell to D.A. Davidson & Co., and D.A. Davidson & Co. has agreed to purchase from us, an aggregate of 900,000 shares of our common stock.
      D.A. Davidson & Co. is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of D.A. Davidson & Co. to purchase the shares of common stock offered by this prospectus supplement is subject to the satisfaction of the conditions contained in the underwriting agreement. D.A. Davidson & Co. must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, to the extent the option is exercised.
      D.A. Davidson & Co. has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a selling concession not in excess of $           per share. D.A. Davidson & Co. also

may allow, and dealers may reallow, a concession not in excess of $           per share to brokers and dealers. If all of the shares are not sold at the public offering price, D.A. Davidson & Co. may change the offering price and other selling terms.
      Over-Allotment Option. We have granted D.A. Davidson & Co. an option to purchase up to 100,000 additional shares of our common stock at the public offering price less the underwriting discount. D.A. Davidson & Co. may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent that D.A. Davidson & Co. exercises this option, it will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of common stock, and we will be obligated to sell the shares of common stock to D.A. Davidson & Co. If purchased, the additional shares will be sold by D.A. Davidson & Co. on the same terms as those on which the other shares are sold.
      Underwriting Discount and Offering Expenses. The following table shows the per share and total public offering price, underwriting discount to be paid to D.A. Davidson & Co., and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriter of its over-allotment option.

Total

		Without	With
	Per	Overallotment	Overallotment
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
      We estimate that the expenses of this offering, all of which will be paid by us, exclusive of the underwriting discount, will be approximately $          .
      In connection with NASD guidelines, the maximum compensation to D.A. Davidson & Co. in connection with the sale of shares pursuant to this prospectus supplement will not exceed 8% of the total offering price to the public of the shares as set forth on the cover page of this prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8% in connection with this offering.
      Listing. Our common stock is quoted on Nasdaq under the symbol “GBCI”.
      Stabilization. In connection with this offering, D.A. Davidson & Co. may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including: stabilizing transactions; short sales; syndicate covering transactions; imposition of penalty bids; and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by D.A. Davidson & Co. of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. A naked short position is more likely to be created if D.A. Davidson & Co. is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that D.A. Davidson & Co. creates a naked short position, it will purchase shares in the open market to cover the position. D.A. Davidson & Co. also may impose a penalty bid on dealers participating in the offering. This means that D.A. Davidson & Co. may reclaim from the dealers participating in the offering the underwriting discount, commissions and selling concession on shares sold by them and purchased by D.A. Davidson & Co. in stabilizing or short covering transactions.

      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If D.A. Davidson & Co. commences any of these activities, it may discontinue them at any time. D.A. Davidson & Co. may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise. In connection with this offering, selling group members who are qualified market makers on Nasdaq may engage in passive market making transactions in our common stock on Nasdaq. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by D.A. Davidson & Co. and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering or before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. D.A. Davidson & Co. and dealers are not required to engage in a passive market making and may end passive market making activities at any time.
      Lock-up Agreements. We have agreed with D.A. Davidson & Co. that, during the period ending 60 days after the date of this prospectus supplement, which we refer to as the restricted period, none of us, our executive officers, or our directors will, without the prior consent of D.A. Davidson & Co., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension of 18 days in certain circumstances if shares of our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended. The foregoing restrictions do not apply to: the sale by us of shares of common stock to D.A. Davidson & Co. in this offering; the issuance by us of shares of common stock upon the exercise of outstanding options or warrants; the grant of employee stock options not exercisable during the restricted period pursuant to our existing stock incentive plans; the issuance by us of shares of common stock pursuant to the terms of our merger agreements with Citizens Development Company and First National Bank of Morgan; and transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as a bona fide gift or gifts, (b) by will or intestacy or (c) to any member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof, provided that, in any such case, the transferee or transferees shall execute and deliver to D.A. Davidson & Co., before such transfer, an agreement to be bound by the restrictions on transfer described above. In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of D.A. Davidson & Co.
      Indemnification. We will indemnify D.A. Davidson & Co. against certain liabilities, including liabilities under the Securities Act, and contribute to payments that D.A. Davidson & Co. may be required to make because of those liabilities.
      Online Offering. A prospectus supplement with the accompanying prospectus in electronic format may be made available on the websites maintained by D.A. Davidson & Co. Other than the prospectus supplement with the accompanying prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus supplement or accompanying prospectus.

Shares may be sold by D.A. Davidson & Co. to securities dealers who resell shares to online brokerage account holders.
      Other Relationships. D.A. Davidson & Co. and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. D.A. Davidson & Co. has previously been engaged by us as an underwriter of our securities and as a financial advisor in connection with certain of our completed acquisitions.
      D.A. Davidson & Co. has advised us of its conflicts or potential conflicts of interest in connection with its role as investment banking advisor to Citizens Development Company in the pending merger with us. Such conflicts of interest do not constitute conflicts of interest for purposes of NASD Conduct Rule 2720 governing the distribution of securities of an NASD member firm or its affiliates. D.A. Davidson & Co. also has advised us that it will receive a fee from Citizens Development Company upon consummation of the merger with us.
      D.A. Davidson & Co. has advised us that, except as specifically contemplated in the underwriting agreement, it owes no fiduciary or other duties to us in connection with this offering, and that it may have agreements and relationships with, and owe duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest.
LEGAL MATTERS
      Certain legal matters with respect to the validity of the common stock offered hereby has been passed upon for us by Christensen, Moore, Cockrell, Cummings & Axelberg, P.C. Dorsey & Whitney LLP is acting as counsel for the underwriter in connection with certain legal matters relating to the shares of common stock offered hereby.

PROSPECTUS
2,000,000 Shares
GLACIER BANCORP, INC
Common Stock

      We may offer and sell, from time to time, up to 2,000,000 shares of our common stock, $.01 par value per share. We will provide specific terms of any offering in supplements to this prospectus.
      You should read this prospectus and the prospectus supplement relating to the specific issue of our common stock carefully before you invest.
      We may sell our common stock on a continuous or delayed basis directly, through agents or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of our common stock. If any agents, dealers or underwriters are involved in the sale of our common stock, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of our common stock will also be set forth in the applicable prospectus supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 6, 2006.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC”, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, utilizing a “shelf” registration process. Under this shelf registration process, we may offer and sell our common stock described in this prospectus in one or more offerings. Each time we offer our common stock, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly and special reports, proxy information and other information with the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room.
      The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file reports electronically with the SEC. The address of that site is http://www.sec.gov.
      We have filed with the SEC a registration statement on Form S-3, which registers the common stock that we may offer under this prospectus. The registration statement, including the exhibits and schedules thereto, contains additional information about us and the securities being offered.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superceded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2005, filed March 15, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed May 8, 2006;

•	Current Reports on Form 8-K filed February 2, 2006; February 3, 2006; April 12, 2006; April 21, 2006; April 24, 2006; April 28, 2006; and June 1, 2006;

•	Description of our common stock contained in our Registration Statement on Form S-4, filed May 15, 2006.
      Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2 or Item 7 of Form 8-K.
      You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document.

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      You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone at the following address:
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
(406) 751-4703
Attention: James H. Strosahl, Corporate Secretary
ABOUT GLACIER
      Glacier Bancorp, Inc. (“Glacier”), headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from 71 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.
      Glacier is the parent holding company of nine wholly owned subsidiary commercial banks: Glacier Bank; Mountain West Bank; First Security Bank of Missoula; Western Security Bank; First National Bank — West; Big Sky Western Bank; Valley Bank of Helena; Glacier Bank of Whitefish; and Citizens Community Bank. Glacier is also the holding company of three financing subsidiaries.
      As of March 31, 2006, Glacier had total assets of approximately $3.8 billion, total net loans receivable and loans held for sale of approximately $2.5 billion, total deposits of approximately $2.7 billion and approximately $344.4 million in shareholders’ equity. Glacier common stock trades on the Nasdaq National Market under the symbol “GBCI.”
RISK FACTORS
      You should carefully consider the specific risks set forth under “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 incorporated herein by reference, before making an investment decision.
USE OF PROCEEDS
      We will use the new proceeds from our sale of the common stock for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions, or for any other purpose we describe in the applicable prospectus supplement.
PLAN OF DISTRIBUTION
      We may sell the common stock to one or more underwriters for public offering and sale by them and may also sell the common stock directly or through agents. We will name any underwriter or agent involved in the offer and sale of common stock in the applicable prospectus supplement. We have also reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.
      We may distribute the common stock from time to time in on or more transactions (i) at a fixed price; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices, or (iv) at negotiated prices.

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      We may also, from time to time, authorize dealers, acting as our agents, to offer and sell common stock upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of common stock, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate the underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may resell the securities at varying prices to be determined by the dealer.
      We will describe in the applicable prospectus summary any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.
      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
      Certain of the underwriters, dealers or agents and their associates may engage in transactions with or perform services for us in the ordinary course of their business for which they receive compensation.
LEGAL MATTERS
      Unless otherwise specified in the applicable prospectus supplement, the validity of the common stock will be passed upon for us by Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable prospectus supplement.
EXPERTS
      The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2005 and the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated into this prospectus by reference to Glacier Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been incorporated in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated statement of financial condition of Glacier Bancorp, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered accounting firm, and upon the authority of said firm as experts in accounting and auditing.

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